SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the Fiscal Year Ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from                         to

Commission file number 1-5842

      A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bowne & Co., Inc.

Global Employee Stock Purchase Plan

      B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWNE & CO., INC.

345 Hudson Street
New York, New York 10014
(212) 924-5500

BOWNE & CO., INC.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

Items 1 and 2. Financial Statements

Exhibit

Consent of KPMG LLP, Independent Auditors

INDEPENDENT AUDITORS’ REPORT

The Trustees of the

BOWNE & CO., INC.
     GLOBAL EMPLOYEE STOCK PURCHASE PLAN:

      We have audited the accompanying statements of financial condition for Bowne & Co., Inc. Global Employee Stock Purchase Plan as of December 31, 2003 and 2002 and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowne & Co., Inc. Global Employee Stock Purchase Plan at December 31, 2003 and 2002 and the results of its operations for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

New York, New York

March 25, 2004

BOWNE & CO., INC.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31,

	2003	2002

Assets:
Cash	$22,965	$10,628
Contributions receivable from participating companies	13,706	25,295
Investment in Bowne & Co., Inc. Common Stock, at market value — 44,054 shares in 2003 and 65,122 in 2002 (cost — $553,294 in 2003 and $822,561 in 2002)	597,370	778,203

Plan equity	$634,041	$814,126

See accompanying notes to financial statements.

BOWNE & CO., INC.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Years Ended December 31,

	2003	2002	2001

Investment activity:
Net appreciation (depreciation) in market value of investments	$88,434	$(146,526)	$113,794
Realized (loss) gain from sales of investments	(36,342)	92,786	1,794
Dividend income from Bowne & Co., Inc.	3,309	3,188	2,711

	55,401	(50,552)	118,299
Contributions by:
Employees	101,060	186,411	201,795
Participating companies	59,163	137,036	151,164

Total contributions	160,223	323,447	352,959

Less:
Distributions to former participants	395,709	278,417	24,517

Net (reductions of) additions to plan equity	(180,085)	(5,522)	446,741
Beginning of year	814,126	819,648	372,907

End of year	$634,041	$814,126	$819,648

See accompanying notes to financial statements.

BOWNE & CO., INC.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

(1) Description of the Plan

      The following description of the Bowne & Co., Inc. Global Employee Stock Purchase Plan (“GESPP” or the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

     (a) General

      The GESPP was adopted July 1, 1999 and is intended to provide eligible employees who are not residents of the United States with an opportunity to share, as stockholders, in the Company’s progress and success and encourage them to build added financial resources during their careers with the subsidiaries and affiliates of Bowne & Co., Inc. (“Bowne” or, collectively, the “Company”). The Plan allows participants to make deposits from their periodic pay by payroll deductions into an account held with the Plan’s fiduciary that will invest in the Common Stock of Bowne. The Company has agreed to reserve 100,000 shares of Common Stock for purchases under the Plan. Employees of participating foreign subsidiaries of the Company are eligible to participate in the Plan upon completion of any probation period required by the subsidiary.

     (b) Contributions

      The participants of the United Kingdom, Germany, Singapore, Hong Kong, France, and Mexico can contribute up to £120, €180, S$340, HK$1,600, €180 and 2,000 pesos per month, respectively. The Plan allows each of the Company’s participating foreign subsidiaries to contribute an amount to the Plan’s fund on behalf of each participant. Each pay period the Company will make a matching contribution equal to fifty percent (50%) of the participant’s basic deposit for that period except in the United Kingdom, where the Company will match 100% not to exceed £60 per month. The matching contribution will be paid to the Plan fund in the same manner and at the same time as the deposits of the participants.

     (c) Investment of Funds

      All amounts received under the Plan for a participating period are delivered to the fiduciary and will be invested in Bowne Common Stock on or before the 15th day of each month, in accordance with the Plan and the fiduciary contract. Dividends received by the Plan will be similarly invested, except in the United Kingdom where actual dividends are only invested up to £1,500 per participant, and the excess is paid in cash to the participant. All shares will be purchased in the open market. Each participant in the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her account.

     (d) Sales and Distribution of Shares

      A participant who has an account balance may withdraw either stocks and/or the cash equivalent value of all of his or her vested balance. The cash withdrawal will be paid in a single lump-sum payment in the local currency as soon as practicable after a sales date. Sales will occur on the last business day of each month. An election to withdraw less than the total cash equivalent value of all of a participant’s available vested shares is not permitted.

      Generally participants vest in matching shares after five years of service with the Company, or if the participant retires, dies, or becomes disabled. A participant in the United Kingdom however, may not make a withdrawal of matching shares and shares acquired by the reinvestment of dividends until those shares have been credited to his or her account for at least 36 months. In Mexico a participant may not make a withdrawal of any shares until the shares have been credited to his or her account for at least 36 months, and in France, the shares become available after July 1st of the fifth year following the year of acquisition. Forfeited balances may be refunded to the Company or held to reduce future employer contributions. Forfeited nonvested accounts totaled $22,965 and $10,628 as of December 31, 2003 and 2002, respectively.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

     (e) Plan Expenses

      Administrative expenses are paid by the Company.

(2) Summary of Accounting Policies

     Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions receivable at any year end represent employee deductions and Company contributions for the month of December. All amounts are in U.S. dollars except where noted.

     Investment Valuation

      The assets of the Plan are recorded at market value, measured by the closing price listed by the New York Stock Exchange. Purchases and sales of securities are recorded on a trade-date basis.

      Dividends are recorded on the ex-dividend date and are reinvested for the benefit of the participants.

     Use of Estimates

      The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Administration of Plan Assets

      The Plan’s assets, which consist principally of shares of Bowne Common Stock, are held by the Plan’s Trustee, which also executes the Plan’s transactions. The Trustee invests cash received and makes distributions to participants. The Plan is administered by two third-party companies that specialize in plan administration services, and certain administrative functions are performed by employees or officers of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

      As of December 31, 2003 and 2002 the number of shares of Bowne Common Stock held in the Plan’s trust and the number of participants were:

	2003	2002

Shares of Bowne Common Stock held in the Plan’s trust fund	44,054	65,122

Number of participants	63	137

(4) Tax Status

      The GESPP operates for the benefit of the Company’s employees outside the United States and is not subject to provisions of the U.S. Internal Revenue Code or the Employer Retirement Income Security Act. The Plan and its related trust are designed to be exempt from direct taxation by any taxing authority, but, depending on local laws and regulations, participants may be subject to taxation on Company contributions and sales of the stock.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(5) Concentration of Risks and Uncertainties

      The Plan invests in one investment security, Bowne & Co., Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc.
Global Employee Stock Purchase Plan

By:	/s/ C. CODY COLQUITT

C. Cody Colquitt
Senior Vice President and Chief Financial Officer

Dated: March 29, 2004

CONSENT OF INDEPENDENT AUDITORS

To the Trustees of the

     Bowne & Co., Inc. Global Employee Stock Purchase Plan:

      We consent to the incorporation by reference in the Registration Statement (No. 333-79409) on Form S-8 of the Bowne & Co., Inc. Global Employee Stock Purchase Plan of our report dated March 25, 2004 relating to the statements of financial condition as of December 31, 2003 and 2002, and the related statements of income and changes in plan equity for each of the years in the three year period ended December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of Bowne & Co., Inc. Global Employee Stock Purchase Plan.

/s/ KPMG LLP

New York, New York

March 25, 2004